Exhibit 99.1

FOUNDER GROUP LIMITED

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
TABLE OF CONTENTS

CONTENTS	PAGE(S)
Unaudited Interim Condensed Consolidated Statement of Financial Position as of December 31, 2024 and June 30, 2025	F-2
Unaudited Interim Condensed Consolidated Statement of Comprehensive Income for the six months ended June 30, 2024 and 2025	F-3
Unaudited Interim Condensed Consolidated Statement of Changes in Equity for the six months ended June 30, 2024 and 2025	F-4
Unaudited Interim Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2024 and 2025	F-5
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

		As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	Note	RM	RM	USD
ASSETS

Non-current assets
Plant and equipment	6	26,582,995	25,914,234	6,151,747
Right-of-use assets	7	739,244	596,165	141,523
Trade receivables	8	2,478,739	2,195,683	521,230
Deferred tax asset	9	74,000	609,217	144,621
Total non-current assets		29,874,978	29,315,299	6,959,121

Current assets
Cash and bank balances		13,901,973	23,037,161	5,468,763
Inventories	10	3,049,405	1,377,332	326,963
Trade receivables	8	18,794,355	22,776,475	5,406,878
Contract assets	11	32,547,589	20,300,766	4,819,173
Other receivables and prepayment	12	12,944,794	17,963,327	4,264,291
Amount due from related parties	13	2,420,493	6,380,850	1,514,742
Income tax receivable	9	758,543	821,322	194,973
Total current assets		84,417,152	92,657,233	21,995,783
Total assets		114,292,130	121,972,532	28,954,904

LIABILITIES AND EQUITY

Current liabilities
Trade payables	8	27,396,814	25,154,330	5,971,354
Other payables and accrued liabilities	12	31,816,499	12,810,351	3,041,033
Convertible securities payable	14	—	7,656,956	1,817,675
Bank and other borrowings	15	32,940,381	37,052,577	8,795,864
Lease liabilities	7	276,524	284,499	67,537
Amount due to related parties	13	2,168,066	3,114,186	739,273
Income tax payable	9	1,597	—	—
Total current liabilities		94,599,881	86,072,899	20,432,736

Non-current liabilities
Lease liabilities	7	471,295	327,023	77,632
Bank and other borrowings	15	2,099,476	18,263,817	4,335,624
Total non-current labilities		2,570,771	18,590,840	4,413,256
Total liabilities		97,170,652	104,663,739	24,845,992

Capital and reserves
Share capital	16	7,425,257	9,812,347	2,329,341
Reserves	17	1,704,989	1,704,989	404,745
Retained earnings		7,859,024	5,929,426	1,407,579
Other comprehensive income/(loss)		132,208	(137,970)	(32,753)
Attributable to equity owners of the Company		17,121,478	17,308,792	4,108,912
Non-controlling interests		—	1	—
Total equity		17,121,478	17,308,793	4,108,912
Total liabilities and equity		114,292,130	121,972,532	28,954,904

The accompanying notes are an integral part of these consolidated financial statements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND JUNE 30, 2025

		Six months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2025
	Note	RM	RM	USD
Revenue from contract services		21,776,845	38,289,161	9,089,415
Revenue from sales of goods		7,595,546	2,507,413	595,232
Revenue from contract services – related parties		1,067,194	14,669,420	3,482,355
Total revenue	18	30,439,585	55,465,994	13,167,002

Cost of sales from contract services		(21,459,409)	(46,953,622)	(11,146,259)
Cost of sales from sales of goods		(6,750,913)	(2,262,004)	(536,975)
Cost of sales for contract services – related party		(1,799)	(386,972)	(91,863)
Total cost of sales	19	(28,212,121)	(49,602,598)	(11,775,097)
Gross profit		2,227,464	5,863,396	1,391,905

Selling and administrative		(3,454,946)	(6,127,228)	(1,454,534)
Selling and administrative to related party		(56,441)	(216,352)	(51,360)
Loss from operation before income tax		(1,283,923)	(480,184)	(113,989)

Other income		118,707	848,670	201,465
Other income from related party		50,188	—	—
Finance cost		(703,418)	(2,090,193)	(496,188)
Finance cost – related parties		(63,514)	(59,223)	(14,059)
Loss before income tax		(1,881,960)	(1,780,930)	(422,771)
Income tax benefit/(expense)	9	170,138	(148,668)	(35,292)
Net loss for the period		(1,711,822)	(1,929,598)	(458,063)

Other comprehensive income/(loss):
Currency translation arising from consolidation		2,224	(270,178)	(64,137)

Total comprehensive loss for the period		(1,709,598)	(2,199,776)	(522,200)

Loss attributable to:
Equity owners of the Company		(1,709,598)	(2,199,776)	(522,200)
Non-controlling interests		—	—	—
Total		(1,709,598)	(2,199,776)	(522,200)

Basic and diluted net loss per share:
Basic		(0.11)	(0.12)	(0.03)
Diluted		(0.11)	(0.12)	(0.03)
Weighted average number of common shares outstanding – Basic and diluted:
Basic		15,700,000	18,450,460	18,450,460
Diluted		15,700,000	18,450,460	18,450,460

The accompanying notes are an integral part of these consolidated financial statements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

	Number of outstanding shares	Share capital	Reserves	Retained earnings	Other comprehensive income/(loss)	Non-controlling interests	Total shareholders’ equity
		RM	RM	RM	RM	RM	RM
Balance at January 1, 2024	15,700,000	69,284	1,704,989	13,009,029	6,360	—	14,789,662
Foreign currency translation adjustment	—	—	—	—	2,224	—	2,224
Net loss for the period	—	—	—	(1,711,822)	—	—	(1,711,822)
Balance at June 30, 2024 (Unaudited)	15,700,000	69,284	1,704,989	11,297,207	8,584	—	13,080,064

Balance at January 1, 2025	17,665,289	7,425,257	1,704,989	7,859,024	132,208	—	17,121,478
Transaction costs of share issue	—	(228,590)	—	—	—	—	(228,590)
Convertible securities	785,171	2,615,680	—	—	—	—	2,615,680
Non-controlling interests arising from a new subsidiary	—	—	—	—	—	1	1
Foreign currency translation adjustment	—	—	—	—	(270,178)	—	(270,178)
Net loss for the period	—	—	—	(1,929,598)	—	—	(1,929,598)
Balance at June 30, 2025 (Unaudited)	18,450,460	9,812,347	1,704,989	5,929,426	(137,970)	1	17,308,793

	Share capital	Reserves	Retained earnings	Other comprehensive income	Non-controlling interests	Total shareholders’ equity
	USD	USD	USD	USD	USD	USD
Balance at June 30, 2024	15,700	361,265	2,393,730	798	—	2,771,493
Balance at June 30, 2025	2,234,635	404,745	1,407,579	61,953	—	4,108,912

The accompanying notes are an integral part of these consolidated financial statements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

	Six months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2025
	RM	RM	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss before income tax	(1,881,960)	(1,780,930)	(422,771)

Adjustments for:
Depreciation of plant and equipment	124,775	1,293,080	306,963
Plant and equipment written off	32,779	—	—
Amortization of right-of-use assets	71,253	143,079	33,965
Extinguishment of right-of-use asset and lease liabilities	(3,188)	—	—
Imputed interests of lease liabilities	5,049	19,703	4,677
Allowance for expected credit losses on trade receivables	—	649,075	154,083
Reversal of allowance for expected credit losses on trade receivables	—	(376,000)	(89,258)
Impairment loss on contract asset	(10,787)	—	—
Fair value gain on derivative asset	(3,565)	—	—
Discount on convertible securities	—	689,549	163,691
Interest income	(34,881)	(58,456)	(13,877)
Finance cost	766,932	1,440,164	341,879
Unrealized foreign exchange gains	(8,678)	(748,233)	(177,622)
Operating profit before changes in working capital	(942,271)	1,271,031	301,730

Changes in operating assets and liabilities:
Contract assets	18,261,184	12,246,823	2,907,258
Trade receivables	(1,879,608)	(3,972,139)	(942,941)
Inventories	66,681	1,672,073	396,931
Other receivables and prepayment	(1,654,273)	(5,018,533)	(1,191,343)
Contract liabilities	2,581,199	—	—
Trade payables	(15,473,486)	(2,242,484)	(532,340)
Other payables and accrued liabilities	3,942,595	(18,804,175)	(4,463,899)
Cash flows generated from/(used in) operations	4,902,021	(14,847,404)	(3,524,604)
Income tax paid	(910,677)	(748,261)	(177,629)
Net cash generated from/(used in) operating activities	3,991,344	(15,595,665)	(3,702,233)

Investing activities
Interest income	34,881	58,456	13,877
Purchase of plant and equipment	(3,789,561)	(324,019)	(76,918)
Incorporation of a subsidiary company	—	1	—
Deposit pledged with licensed banks	(1,475,707)	(1,634,469)	(388,005)
Net cash used in investing activities	(5,230,387)	(1,900,031)	(451,046)

Financing activities
Proceeds from issuance of convertible securities	—	10,044,046	2,384,343
Interest paid	(766,932)	(2,070,490)	(491,511)
Repayment of lease liabilities	(75,000)	(156,000)	(37,033)
Amount due from/(to) related parties	1,412,732	(3,073,460)	(729,605)
Proceeds from bank borrowings	3,616,009	19,951,926	4,736,362
Net cash provided by financing activities	4,186,809	24,696,022	5,862,556

Net increase in cash and cash equivalents	2,947,766	7,200,326	1,709,277

Cash and cash equivalents at beginning of period	1,945,602	4,563,108	1,083,230
Effects of exchange rate changes	10,902	276,082	65,539
Cash and cash equivalents at end of period	4,904,270	12,039,516	2,858,046

The accompanying notes are an integral part of these consolidated financial statements.

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following as at the end of each reporting period:

	Six months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2025
	RM	RM	USD
Cash and bank balances	4,904,270	13,529,427	3,211,734
Deposits with licensed banks	5,130,252	9,507,734	2,257,029
As per statement of financial position	10,034,522	23,037,161	5,468,763
Less:
Bank overdraft (Note 15)	—	(1,489,911)	(353,688)
Deposit pledged with licensed banks	(5,130,252)	(9,507,734)	(2,257,029)
As per statement of cash flows	4,904,270	12,039,516	2,858,046

Liabilities arising from financing activities

Reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities of the Company is as follows

	At beginning of year	Cash flows	Non cash flows	At end of year
	RM	RM	RM	RM
As of June 30, 2025
Convertible securities payable	—	7,362,081	294,875	7,656,956
Hire purchase payables	250,000	(46,510)	300,300	503,790
Term loan	2,072,038	16,035,373	—	18,107,411
Trade financing	31,252,219	3,963,063	—	35,215,282
Lease liabilities	747,819	(156,000)	19,703	611,522
	34,322,076	27,158,007	614,878	62,094,961

	At beginning of year	Cash flows	Non cash flows	At end of year
	RM	RM	RM	RM
As of December 31, 2024
Hire purchase payables	—	—	250,000	250,000
Term loan	942,456	1,129,582	—	2,072,038
Trade financing	23,766,660	7,485,559	—	31,252,219
Lease liabilities	215,647	(205,000)	737,172	747,819
	24,924,763	8,410,141	987,172	34,322,076

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Founder Group Limited (the “Company”) was incorporated in the British Virgin Islands on May 18, 2023 with registered office at Trinity Chambers, P.O Box 4301, Road Town, Tortola, British Virgin Islands while principal place of business of the Company at No. 17, Jalan Astana 1D, Bandar Bukit Raja 41050 Klang, Selangor, Malaysia.

The group structure which represents the operating subsidiaries and dormant companies as of the reporting date is as follow:

Details of the Company and its subsidiaries (collectively, the “Group”) are shown in the table below:

	Percentage of effective ownership
	June 30,
Name	Date of incorporation	2025	2024	Place of incorporation	Principal activities
		%	%
Founder Group Limited	May 18, 2023	—	—	British Virgin Islands	Holding company
Founder Energy Sdn. Bhd.	April 13, 2021	100	100	Malaysia	Business of renewable energy activities and related business and activities of holding companies
Founder Energy (Singapore) Pte Ltd	May 27, 2022	100	100	Singapore	Dormant
Founder Assets Sdn. Bhd.	September 21, 2022	100	100	Malaysia	Business in the investment of renewable energy project
Founder Assets (Thailand) Company Limited	January 14, 2025	99.99	—	Thailand	Dormant
Founder Solar Solution Sdn. Bhd.	February 10, 2025	100	—	Malaysia	Business of renewable energy activities

The Company provides engineering, procurement, construction and commissioning (“EPCC”) services for solar photovoltaic (“PV”) facilities in Malaysia primarily through Founder Energy Sdn. Bhd and Founder Solar Solution Sdn. Bhd.

On April 13, 2021, Mr. Lee Seng Chi incorporate Founder Energy Sdn. Bhd. with 100% equity interest.

On August 25, 2021, Reservoir Energy Link Bhd acquired 51% equity interest in Founder Energy Sdn. Bhd. from Mr. Lee Seng Chi.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Founder Energy (Singapore) Pte Ltd was incorporated and domiciled in Singapore for future business expansion purpose in Singapore.

Founder Assets Sdn. Bhd. and Founder Assets (Thailand) Company Limited were incorporated and domiciled in Malaysia and Thailand respectively to carry out business in the investment of renewable energy project.

2	MATERIAL ACCOUNTING POLICIES INFORMATION

BASIS OF PREPARATION

The audited consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

ADOPTION OF NEW AND REVISED STANDARDS

At the date of authorization of those financial statements, our Company has not adopted the new and revised IFRS Accounting Standards and amendments to IFRS Accounting Standards that have been issued but are not yet effective to them. We do not anticipate that the adoption of these new and revised IFRS Accounting Standards pronouncements in future periods will have a material impact on our financial statements in the period of their initial adoption.

NEW AND REVISED IFRS IN ISSUE BUT NOT YET EFFECTIVE

The Group has not applied in advance the following accounting standards and/or interpretations (including the consequential amendments, if any) that have been issued by the International Accounting Standards Board (IASB) but are not yet effective for the current financial period:

IFRSs and/or IC Interpretations (Including The Consequential Amendments)	Effective Date
IFRS 19 Subsidiaries without Public Accountability: Disclosures	1 January 2027
IFRS 18 Presentation and Disclosure in Financial Statements	1 January 2027
Annual Improvements of IFRS Accounting Standards – Volume 11	1 January 2026
Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments	1 January 2026
Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity	1 January 2026

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

RECENTLY ADOPTED IFRS

The Group has adopted the following accounting standards and/or interpretations (including the consequential amendments, if any) that have been issued by the International Accounting Standards Board (IASB) for the current financial period:

IFRSs and/or IC Interpretations (Including The Consequential Amendments)	Effective Date
Amendment to IAS 21 Lack of Exchangeability	1 January 2025
Amendments to the SASB standards to enhance their international applicability	1 January 2025

BASIS OF CONSOLIDATION

The acquisition of entities, businesses or assets under common control are accounted for in accordance with merger accounting.

The combined financial statements incorporate the financial statements of the combined entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The combined financial statements have prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All intra-group balances, transactions, income and expenses are eliminated in full on combination and the combined financial statements reflect external transactions only.

The net assets of the combined entities or businesses are combined using the existing carrying amounts from the controlling party’s perspective. No amount is recognized in respect of goodwill or excess of the acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over the acquisition cost at the time of common control combination. All differences between the cost of acquisition (fair value of consideration paid) and the amounts at which the assets and liabilities are recorded, arising from common control combination, have been recognized directly in equity as part of the capital reserve.

The combined statements of profit or loss and other comprehensive income include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combined entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control combination.

Non-controlling interests comprise the portion of a subsidiary corporation’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the unaudited interim condensed consolidated statement of comprehensive income, statement of changes in equity, and statement of financial position. Total comprehensive income is attributed to the non-controlling interests based on the irrespective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

CONVENIENCE TRANSLATION

Translations of amounts in the unaudited interim consolidated statement of financial position, unaudited interim consolidated statement of comprehensive income and unaudited interim consolidated statement of cash flows from RM into USD as of and for the period ended June 30, 2025 are solely for the convenience of the reader. Unless otherwise noted, all translations from RM into USD for the six months ended June 30, 2025 were calculated at the evening middle rate of USD1 = RM4.21250, as published by Bank Negara Malaysia, or an average rate of USD1 = RM4.37809.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

FINANCIAL ASSETS

Classification and measurement

The Group classifies its financial assets at fair value through other comprehensive income, fair value through profit and loss and amortized cost.

The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial assets.

1.	Financial assets at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of income and comprehensive income. Realized and unrealized gains and income arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of income and comprehensive income in the period in which they arise. The Company has classified cash as FVTPL.

2.	Financial assets at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. There are no financial assets classified as FVTOCI.

3.	Financial assets at amortized cost are initially recognized at fair value, net of transaction costs, and subsequently carried at amortized cost less any impairment. They are classified as current assets or non- current assets based on their maturity date. The Company has classified trade receivables, contract assets, other receivables and amounts due from related parties at amortized cost.

Impairment

The Company assesses at end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired.

The Company recognizes expected credit losses (“ECL”) for accounts receivable based on the simplified approach. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the account receivable.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. ECLs are a probability-weighted estimate of credit losses.

ECLs are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro-economic factors in the measurement of the ECLs associated with its assets carried at amortized cost.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

FINANCIAL LIABILITIES AND EQUITY INSTRUMENTS

Classification as debt or equity

Debt and equity instruments issued by the Group are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognised at the proceeds received, net of direct issue costs.

Financial liabilities

Except for derivative financial instruments which are stated at fair value through profit or loss (“FVTPL”), all other financial liabilities are subsequently measured at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

Financial liabilities are classified as measured at amortized cost, net of transaction costs unless classified as FVTPL. The Company’s trade payables, other payables and accrued liabilities, amounts due to related parties, lease liabilities and bank loans are classified as measured at amortized cost.

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

PLANT AND EQUIPMENT

Plant and equipment is recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses, if any. When components of property and equipment have different useful lives they are accounted for separately. Depreciation is provided at rates which are calculated to write off the assets over their estimated useful lives as follows:

Computer and Software	4 years straight line
Motor Vehicles	5 years straight line
Office Equipment	4 years straight line
Equipment and Tools	5 years straight line
Solar Asset Plant	10 - 21 years straight line
Office Renovation	5 years straight line
Plant and Machinery	5 years straight line
Forklift	5 years straight line

Assets under construction are not depreciated as these assets are not available for use.

Plant or equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from derecognition of the asset, being the difference between the net disposal proceeds and the carrying amount, is recognized in profit or loss. The revaluation reserve included in equity is transferred directly to retained profits on retirement or disposal of the asset.

INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost is determined based on weighted average method and comprises the purchase price and incidentals incurred in bringing the inventories to their present location and condition.

Net realizable value represents the estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Impairment of assets are reviewed at the end of each reporting period for impairment when there is an indication that the assets might be impaired. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. When the carrying amount of an asset exceeds its recoverable amount, the asset is written down to its recoverable amount and an impairment loss shall be recognized. The recoverable amount of an asset is the higher of the asset’s fair value less costs to sell and its value in use, which is measured by reference to discounted future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized in profit or loss.

When there is a change in the estimates used to determine the recoverable amount, a subsequent increase in the recoverable amount of an asset is treated as a reversal of the previous impairment loss and is recognized to the extent of the carrying amount of the asset that would have been determined (net of amortization and depreciation) had no impairment loss been recognized. The reversal is recognized in profit or loss immediately.

CONTRACT ASSETS AND LIABILITIES

Contract assets includes unbilled amounts resulting from performance obligation satisfied measured under input method. Contract assets are subsequently transferred to trade receivable upon satisfaction of billing milestone base on contract and entitlement to pay becomes unconditional. A contract asset is subject to impairment requirement of IFRS 9.

Contract liabilities include advance payments from customers that performance obligation yet to satisfied. A contract liabilities is stated at cost and represents the obligation of the Group to transfer goods or services to a customer for which consideration has been received (or the amount is due) from the customers.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

LEASES

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognizes a right-of-use asset and corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for low-value assets and short-term leases with 12 months or less. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line method over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use assets and the associated lease liabilities are presented as a separate line item in the statement of financial position.

The right-of-use asset is initially measured at cost. Cost includes the initial amount of the corresponding lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any incentives received.

The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses, and adjustment for any remeasurement of the lease liability. The depreciation starts from the commencement date of the lease. If the lease transfers ownership of the underlying asset to the Group or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. Otherwise, the Group depreciates the right-of-use asset to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those property, plant and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

The lease liability is subsequently measured at amortised cost using the effective interest method. It is remeasured when there is a change in the future lease payments (other than lease modification that is not accounted for as a separate lease) with the corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recognized in profit or loss if the carrying amount has been reduced to zero.

PROVISIONS

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of past events, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount can be made. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the provision is the present value of the estimated expenditure required to settle the obligation. The discount rate shall be a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as interest expense in profit or loss.

REVENUE RECOGNITION

The Group accounts for its revenue under IFRS 15 Revenue from Contracts with Customers. (“IFRS 15”) The five-step model defined by IFRS 15 requires the Company to:

(1)	identify its contracts with customers;

(2)	identify its performance obligations under those contracts;

(3)	determine the transaction prices of those contracts;

(4)	allocate the transaction prices to its performance obligations in those contracts; and

(5)	recognise revenue when each performance obligation under those contracts is satisfied. Revenue recognized when promised goods and services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

REVENUE RECOGNITION (cont.)

Revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed oi determinable and collectability is reasonably assured. Our revenue agreements generally do not include a right of return in relation to the delivered goods or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Group performs; or

-	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance complete to date.

The Group recognises revenue from the following major sources:

(i)	Large-scale solar projects (“LSS”)

LSS are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and floating and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project. As an EPCC provider, we assume most of the responsibility for the entire project lifecycle, from design and engineering to material procurement, construction, installation, integration, and commissioning.

(ii)	Commercial and industrial (“C&I”) solar projects

C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor. As the main contractor, we engage in comprehensive services encompassing project design, engineering, equipment procurement, construction, and commissioning.

Rendering of Services

Revenue from providing product and services related to renewable energy services industry is recognized over time in the year in which the services are rendered using input method, determined based on the proportion of costs incurred for work performed to date over the estimated total costs. Transaction price is computed based on the price specified in the contract and adjusted for any variable consideration such as incentives and penalties.

A receivable is recognized when the services are rendered as this is the point over time that the consideration is unconditional because only the passage of time is required before the payment is due. If the services rendered exceed the payment received, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized.

Billings are made with a credit term of 30 days to 90 days, which is consistent with market practice, therefore, no element of financing is deemed present. The Company become entitled to invoice customers for construction of solar PV power plants and systems based on achieving a series of performance-related milestones.

Defect liability period and performance warranty are usually 24 months from the date of Certificate of Practical Completion as provided in the contracts with customers.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

REVENUE RECOGNITION (cont.)

Sale of Goods

Revenue is recognized at a point in time when the goods have been delivered to the customer and upon its acceptance, and it is probable that the Group will collect the considerations to which it would be entitled to in exchange for the goods sold. Billings are made with a credit term of 30 days to 90 days, which is consistent with market practice, therefore, no element of financing is deemed present.

The Company generally provides standard warranties to its customers, from date of delivery cost or satisfactory completion of the project. There is no warranty claim historically.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash in hand, bank balances, fixed deposits, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value with original maturity periods of three months or less. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts.

SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

INCOME TAX

Current tax assets and liabilities are the expected amount of income tax recoverable or payable to the taxation authorities, measured using tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period and are recognized in profit or loss except to the extent that the tax relates to items recognized outside profit or loss (either in other comprehensive income or directly in equity).

Deferred taxes are recognized using the liability method for temporary differences other than those that arise from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on the period.

Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised. The carrying amounts of deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that the related tax benefits will be realized.

Current and deferred tax items are recognized in correlation to the underlying transactions either in profit or loss, other comprehensive income or directly in equity.

Current tax assets and liabilities or deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity (or on different tax entities but they intend to settle current tax assets and liabilities on a net basis) and the same taxation authority.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

FOREIGN CURRENCY TRANSACTIONS

The functional currency used by the Company is the Malaysia Ringgit. Consequently, operations in currencies other than the Malaysia Ringgit are considered to be denominated in foreign currency and are recorded at the exchange rates in force on the dates of the operations.

At year-end, monetary assets and liabilities denominated in foreign currency are converted by applying the exchange rate on the balance sheet date. The profits or losses revealed are charged directly to the profit and loss account for the year in which they occur. Non-monetary items in foreign currency measured in terms of historical cost are converted at the exchange rate on the date of the transaction.

The exchange differences of the monetary items that arise both when liquidating them and when converting them at the closing exchange rate, are recognized in the results of the year, except those that are part of the investment of a business abroad, which are recognized directly in equity net of taxes until the time of its disposal.

EARNINGS PER SHARE

Basic income per share is calculated by dividing the income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period. For all periods presented, the income attributable to ordinary shareholders equals the reported income attributable to owners of the Company.

Diluted income per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of ordinary shares outstanding for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase ordinary shares at the average market price during the period.

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding, as of June 30, 2025 and 2024.

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Management believes that there are no key assumptions made concerning the future, and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of the assets and liabilities within the next financial year other than as disclosed below:-

Impairment of Trade Receivables and Contract Assets

The Group uses the simplified approach to estimate a lifetime expected credit loss allowance for all trade receivables and contract assets. The contract assets are grouped with trade receivables for impairment assessment because they have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Group develops the expected loss rates based on the payment profiles of past sales and the corresponding historical credit losses, and adjusts for qualitative and quantitative reasonable and supportable forward-looking information. If the expectation is different from the estimation, such difference will impact the carrying value of trade receivables and contract assets.

Contract Revenue Recognition

Revenue from providing product and services related to renewable energy services industry is recognized over time measure via input method, determined based on the proportion of costs incurred for work performed to date over the estimated total costs. Transaction price is computed based on the price specified in the contract and adjusted for any variable consideration such as incentives and penalties. The Group applied judgement and assumptions significantly affects the determination of the amount and the timing of revenue recognized from contract with customers for commercial& industrial and large scale solar. The Group measures the performance of service work done by comparing the actual costs incurred with the estimated total costs required to complete the services. Significant judgements are required to estimate the total contract costs to complete. In making these estimate, management relied on estimates and also on past experience of completed projects. A change in estimate will directly affect the revenue to be recognized.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4	ACQUISITION OF FOUNDER ENERGY SDN. BHD. AT DISCOUNT UNDER COMMON CONTROL

On June 14, 2023, Founder Group Limited acquired 100% equity interests of Founder Energy Sdn. Bhd. from Reservoir Energy Link Berhad and Mr. Lee Seng Chi under common control. The Company accounted the transaction as following:

	RM	Convenience Translation USD
Obligation assumed by the Company	4	1
Book value of Share Capital of Founder Energy Sdn. Bhd.	(1,300,000)	(294,583)
Bargain purchase accounted as merger reserve in equity	1,299,996	294,582

5	ACQUISITION OF ASSETS AND BUSINESS FROM SOLAR BINA ENGINEERING SDN. BHD. AT DISCOUNT UNDER COMMON CONTROL

On July 31, 2021, Founder Energy Sdn. Bhd. entered into a Business and Asset Transfer Agreement with Solar Bina Engineering Sdn. Bhd., a common control entity owned and controlled by Mr. Lee Seng Chi, acquiring a variety of fixed assets and inventory at the net asset value as define in aforementioned agreement.

In addition to assets, Founder Energy Sdn. Bhd. acquired renewable energy, mounting structure system, building structural design and installation, solar system installation services and project management business from Solar Bina Engineering Sdn. Bhd.

The net asset value of transferred inventory and other assets by Solar Bina Engineering Sdn Bhd. as of January 1, 2021 amounted to RM 1,375,507, whereas the net asset value of inventory and other assets as of July 31, 2021 amounted to RM 1,020,236, which is also the amount of consideration stipulated in said agreement. As such, the Company accounted for the bargain purchase, as other reserve in equity amounting to RM 355,271.

Business transferred from Solar Bina Engineering Sdn Bhd., resulted in a loss of RM 49,722, which Founder Energy Sdn Bhd. acquired without consideration. As such, the Company accounted for the bargain purchase, as other reserve in equity amounting to RM 49,722.

The consideration, amounting to RM 1,020,236, was made in cash, with payment being completed by Founder Energy Sdn. Bhd. to Solar Bina Engineering Sdn. Bhd. in the year 2021.

The Company account the acquisition of assets and business under common control similarly to business combination under common control, measured at book value of transferring entity tabled as following:

	RM	Convenience Translation USD
Acquisition of assets from Solar Bina Engineering Sdn. Bhd.
Computer and Software	44,171	10,009
Motor Vehicle	14,746	3,342
Office Equipment	30,800	6,979
Mould	8,502	1,927
Plant and Machinery	691,187	156,625
Forklift	45,800	10,378
Inventory	540,301	122,434
Total fixed assets acquired from Solar Bina Engineering Sdn. Bhd.	1,375,507	311,694
Consideration transferred by Founder Energy Sdn. Bhd.	(1,020,236)	(231,189)
Bargain purchase accounted as other reserve in equity	355,271	80,505

Acquisition of business from Solar Bina Engineering Sdn. Bhd.
Sales	20,268	4,593
Staff Costs	(69,990)	(15,860)
Net loss absorbed by Solar Bina Engineering Sdn. Bhd. accounted as other reserve in equity	(49,722)	(11,267)

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6	PLANT AND EQUIPMENT

	As of December 31, 2024 (Audited)	Addition	Written off	As of June 30, 2025 (Unaudited)
At cost	RM	RM	RM	RM
Computer and Software	254,214	29,521	—	283,735
Motor Vehicle	369,547	350,000	—	719,547
Office Equipment	39,628	—	—	39,628
Equipment and Tools	59,389	40,448	—	99,837
Office Renovation	1,082,273	—	—	1,082,273
Solar Asset Under Construction	470,396	—	—	470,396
Plant and Machinery & Solar Asset Plant	25,486,353	140,000	—	25,626,353
Forklift	45,800	—	—	45,800
Capital Work-in-progress	171,720	64,350	—	236,070
	27,979,320	624,319	—	28,603,639

	As of December 31, 2024 (Audited)	Depreciation charge during the year	Written off	As of June 30, 2025 (Unaudited)
Accumulated depreciation	RM	RM	RM	RM
Computer and Software	148,905	31,926	—	180,831
Motor Vehicle	49,741	54,060	—	103,801
Office Equipment	30,879	3,922	—	34,801
Equipment and Tools	22,248	9,695	—	31,943
Office Renovation	101,419	108,227	—	209,646
Plant and Machinery & Solar Asset Plant	1,010,144	1,081,204	—	2,091,348
Forklift	32,989	4,046	—	37,035
	1,396,325	1,293,080	—	2,689,405

	As of December 31, 2023 (Audited)	Addition	Written off	As of December 31, 2024 (Audited)
At cost	RM	RM	RM	RM
Computer and Software	223,714	30,500	—	254,214
Motor Vehicle	79,747	289,800	—	369,547
Office Equipment	39,318	4,240	(3,930)	39,628
Equipment and Tools	33,389	26,000	—	59,389
Signboard	7,180	—	(7,180)	—
Office Renovation	41,500	1,082,273	(41,500)	1,082,273
Solar Asset Under Construction	—	470,396	—	470,396
Plant and Machinery & Solar Asset Plant	2,025,568	23,460,785	—	25,486,353
Forklift	45,800	—	—	45,800
Capital Work-in-progress	—	171,720	—	171,720
	2,496,216	25,535,714	(52,610)	27,979,320

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6	PLANT AND EQUIPMENT (cont.)

	As of December 31, 2023 (Audited)	Depreciation charge during the year	Written off	As of December 31, 2024 (Audited)
Accumulated depreciation	RM	RM	RM	RM
Computer and Software	83,649	65,256	—	148,905
Motor Vehicle	30,063	19,678	—	49,741
Office Equipment	21,329	10,402	(852)	30,879
Equipment and Tools	12,204	10,044	—	22,248
Signboard	3,291	898	(4,189)	—
Office Renovation	9,604	106,605	(14,790)	101,419
Plant and Machinery & Solar Asset Plant	649,337	360,807	—	1,010,144
Forklift	25,190	7,799	—	32,989
	834,667	581,489	(19,831)	1,396,325

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
Carrying amounts	RM	RM	Convenience Translation USD
Computer and Software	105,309	102,904	24,428
Motor Vehicle	319,806	615,746	146,171
Office Equipment	8,749	4,827	1,146
Equipment and Tools	37,141	67,894	16,117
Signboard	—	—	—
Office Renovation	980,854	872,627	207,152
Solar Asset Under Construction	470,396	470,396	111,667
Plant and Machinery & Solar Asset Plant	24,476,209	23,535,005	5,586,945
Forklift	12,811	8,765	2,081
Capital Work-in-progress	171,720	236,070	56,040
	26,582,995	25,914,234	6,151,747

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD
Depreciation expenses, class under cost of sale	416,378	1,029,431	244,375
Depreciation expenses, class separately from cost of sale	165,111	263,649	62,588
Total depreciation expenses	581,489	1,293,080	306,963

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6	PLANT AND EQUIPMENT (cont.)

During the financial year, the Group made the following cash payments to purchase plant and equipment.

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD

Purchase of plant and equipment	25,535,714	624,319	148,206
Financed by hire purchase arrangements	(250,000)	(300,300)	(71,288)
Other payables	(24,023,094)	—	—
Cash payments on purchase of plant and equipment	1,262,620	324,019	76,918

The carrying amount of the plant and equipment of the Group under hire purchase arrangements at the end of the reporting period are as follows:

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD

Motor vehicle	284,970	588,490	139,701

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD
Right-of-use assets
Balance brought forward	213,761	739,244	175,488
Less: Amortization	(190,487)	(143,079)	(33,965)
Termination of right-of-use asset	(142,507)	—	—
Add: New lease recognized	858,477	—	—
Balance carried forward	739,244	596,165	141,523

Lease liabilities
Balance brought forward	215,647	747,819	177,524
Add: Imputed interest	24,391	19,703	4,677
Less: Principal repayment	(205,000)	(156,000)	(37,032)
Termination of lease liability	(145,696)	—	—
Add: New lease recognized	858,477	—	—
Balance carried forward	747,819	611,522	145,169
Future minimum lease payments together with the present value of net minimum lease payments are as follows:
Minimum lease payment:
Not later than one (1) year	312,000	312,000	74,065
Later than one (1) year and not later than five (5) years	494,000	338,000	80,238
	806,000	650,000	154,303
Less: Future interest charges	(58,181)	(38,478)	(9,134)
Present value of lease payment	747,819	611,522	145,169

Repayment as follows:
Lease liabilities current portion	276,524	284,499	67,537
Lease liabilities non-current portion	471,295	327,023	77,632
	747,819	611,522	145,169

The followings are the amounts recognized in profit or loss:
Depreciation charges of right-of-use assets	190,487	143,079	33,965
Interest expense on lease liabilities	24,391	19,703	4,677
Extinguishment of right-of-use assets and liabilities	(3,188)	—	—
Expense relating to short-term leases and leases of low-value assets	12,499	53,943	12,805
Total	224,189	216,725	51,447

On July 1, 2024, Founder Energy Sdn. Bhd. had entered into a Tenancy Agreement with Mr. Lee Seng Chi pertaining to the rental of our principal office for two years with option to renew for additional year with monthly rental amounted RM 26,000 (December 31, 2024: RM 26,000).

The extension options for lease of office premise has been included in lease liabilities. Subsequent renewal is negotiated with Mr. Lee Seng Chi to align with the Group’s business needs.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8	TRADE RECEIVABLES AND TRADE PAYABLES

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD
Trade receivables
Non-current
Project retention receivables	2,478,739	2,195,683	521,230

Current
Trade receivables	16,195,071	19,435,129	4,613,680
Project retention receivables	1,168,425	3,363,472	798,450
Accrued liquidated ascertained damages to sub-contractors	2,011,284	831,374	197,359
Less: Provision for expected credit loss	(580,425)	(853,500)	(202,611)
Total current trade receivables	18,794,355	22,776,475	5,406,878
Total trade receivables	21,273,094	24,972,158	5,928,108

Increase/(Decrease) in provision for expected credit loss	552,876	(273,075)	(72,922)
Increase in total trade receivables	5,371,214	3,699,064	878,116

Trade receivables are non-interest bearing and generally have 30 to 90 days (December 31, 2024: 30 to 90 days) payment terms. Other credit terms may be negotiated with customers on a case-by-case basis. Due to their comparatively short maturities, the carrying value of trade receivables approximate their fair value.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8	TRADE RECEIVABLES AND TRADE PAYABLES (cont.)

The aging of the Group’s net trade receivables is as follows:

	Gross	Impaired	Total
	RM	RM	RM	Convenience Translation USD
As of June 30, 2025 (Unaudited)
Current	4,764,950	(6,577)	4,758,373	1,129,585

Past due
1 – 30 days	3,160,798	(4,058)	3,156,740	749,374
31 – 60 days	1,443,752	(4,373)	1,439,379	341,692
61 – 90 days	4,534,038	(3,522)	4,530,516	1,075,493
More than 90 days	5,531,591	(834,970)	4,696,621	1,114,925
	14,670,179	(846,923)	13,823,256	3,281,484
	19,435,129	(853,500)	18,581,629	4,411,069

	Gross	Impaired	Total
	RM	RM	RM	Convenience Translation USD
As of December 31, 2024 (Audited)
Current	9,400,268	(6,577)	9,393,691	2,098,915

Past due
1 – 30 days	2,660,393	(4,058)	2,656,335	593,528
31 – 60 days	1,144,998	(4,373)	1,140,625	254,860
61 – 90 days	958,805	(3,522)	955,283	213,447
More than 90 days	2,030,607	(561,895)	1,468,712	328,167
	6,794,803	(573,848)	6,220,955	1,390,002
	16,195,071	(580,425)	15,614,646	3,488,917

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8	TRADE RECEIVABLES AND TRADE PAYABLES (cont.)

The movements in the Group’s allowance for expected credit losses are as follows:

	ECL – not credit impaired	ECL – credit impaired	Total
	RM	RM	RM	Convenience Translation USD
Trade receivables
As of December 31, 2023	—	27,549	27,549	6,156
Charge for the year	95,976	484,449	580,425	129,689
Reversal during the year	—	(27,549)	(27,549)	(6,156)
As of December 31, 2024	95,976	484,449	580,425	129,689

As of January 1, 2025	95,976	484,449	580,425	137,786
Charge for the year	—	649,075	649,075	154,083
Reversal during the year	—	(376,000)	(376,000)	(89,258)
As of June 30, 2025	95,976	757,524	853,500	202,611

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD
Trade payables
Trade payables	25,204,848	22,586,074	5,361,679
Project retention payables	2,191,966	2,568,256	609,675
Total trade payables	27,396,814	25,154,330	5,971,354

Decrease in total trade payables	(11,022,059)	(2,242,484)	(532,340)

Included in trade payables is related party balance amounting to Nil (December 31, 2024: RM 2,667).

Trade payables are non-interest bearing and generally on cash basis or credit terms of 7 days to 90 days (December 31, 2024: 7 to 90 days). Other credit terms may be negotiated with suppliers on a case-by-case basis.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	DEFERRED TAX ASSET AND INCOME TAX (EXPENSE)/BENEFIT

	For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	Convenience Translation USD
Income tax expense/(benefit)
Tax expense/(benefit) recognized in profit or loss
Current income tax
Current financial year	(420,371)	610,581	144,945
Prior financial year	250,233	73,304	17,402

Deferred taxation
Current financial year	—	(932,747)	(221,424)
Prior financial year		397,530	94,369
Total income tax expense/(benefit) recognized in profit or loss	(170,138)	148,668	35,292

British Virgin Islands

The Company is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law.

Malaysia

Founder Energy Sdn. Bhd., Founder Assets Sdn. Bhd. and Founder Solar Solution Sdn. Bhd. are subject to Malaysia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is calculated at 24% of the estimated assessable profits for the financial year.

The unutilized tax losses can be carried forward for a maximum period of ten consecutive years to offset future taxable income.

Singapore

Founder Energy (Singapore) Pte Ltd is subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The standard corporate income tax rate in Singapore is 17%.

Thailand

Founder Assets (Thailand) Company Limited is subject to Thailand Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Thailand tax laws. The standard corporate income tax rate in Thailand is 20%.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	DEFERRED TAX ASSET AND INCOME TAX (EXPENSE)/BENEFIT (cont.)

The numerical reconciliations between the tax expense and the product of accounting loss multiplied by the applicable tax rates of the Group are as follows:

	For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	Convenience Translation USD
Net loss before taxes	(1,881,960)	(1,780,930)	(422,771)

Tax at the Malaysian statutory income tax rate of 24%	(451,670)	(427,423)	(101,465)

Tax effects in respect of:
Different tax rates in other countries	(17,072)	554,889	131,724
Deferred tax not recognized on previously unrecognized origination and reversal of temporary differences	—	(740,027)	(175,674)
Adjustment in respect of current income tax of prior years	250,233	73,304	17,402
Adjustment in respect of deferred tax of prior years	—	397,530	94,369
Non-deductible expenses	56,742	410,137	97,361
Non-taxable income	(8,371)	(119,742)	(28,425)
Tax benefit	(170,138)	148,668	35,292

The deferred tax assets are made up of the following:

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD
At beginning of year/period	74,000	74,000	17,566
Recognised in profit or loss	—	535,217	127,055
At end of year/period	74,000	609,217	144,621

Presented after appropriate offsetting as follows:

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD

Deferred tax asset	74,000	609,217	144,621
Deferred tax liability	—	—	—
	74,000	609,217	144,621

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	DEFERRED TAX ASSET AND INCOME TAX (EXPENSE)/BENEFIT (cont.)

The deferred tax asset as at the end of the reporting period are made up of the temporary differences arising from:

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD
Deferred tax asset
Plant and equipment	—	181,284	43,035
Provisions and others	707,852	2,041,958	484,738
Other temporary differences	—	479,842	113,909

Deferred tax liability
Plant and equipment	(295,010)	(164,679)	(39,093)
Other temporary differences	(104,509)	—	—
Presented after appropriate offsetting	308,333	2,538,405	602,589

At 24%	74,000	609,217	144,621

10	INVENTORIES

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD
Inventories	3,049,405	1,377,332	326,963

The amount of inventories recognized as an expense in cost of sales of the Group was RM 49,602,598 (USD 11,775,097) (June 30, 2024: RM 28,212,121).

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11	CONTRACT ASSETS AND CONTRACT LIABILITIES

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD
Contract Assets
Contract cost	189,071,858	232,283,405	55,141,461
Contract margin	24,840,605	33,377,175	7,923,365
Contract revenue recognized	213,912,463	265,660,580	63,064,826
Less: Bill to trade receivables	(180,008,528)	(244,671,600)	(58,082,279)
Contract assets carried forward	33,903,935	20,988,980	4,982,547
Contract cost assets	—	—	—
Less: Provision for impairment loss	(2,668,908)	(2,668,908)	(633,569)
Add: Accrued revenue	1,312,562	1,980,694	470,195
Balance carried forward	32,547,589	20,300,766	4,819,173

Decrease in contract assets	18,445,458	12,246,823	2,907,258
Increase in provision for impairment loss	(2,372,132)	—	—

Significant decrease in contract assets for the year ended June 30, 2025 primarily due to a decrease in unbilled revenue related to the satisfaction of performance obligation in excess of amounts billed to customers.

12	OTHER RECEIVABLES AND PREPAYMENT AND OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD
Other Receivables
Project deposits	323,067	1,162,562	275,979
Prepayment to suppliers	10,743,527	10,981,418	2,606,864
Other receivables	240,666	280,382	66,560
Other deposits	366,513	991,684	235,415
Other prepayments	1,271,021	1,056,341	250,763
Other current assets	—	3,490,940	828,710
	12,944,794	17,963,327	4,264,291

Included in the other current assets of the Group are commitment fee and deferred transaction costs of attributable to the convertible securities payable.

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD
Other Payables
Accrued staff cost	683,062	353,692	83,963
Other payables and accrued expenses	30,314,506	10,491,985	2,490,679
Prepayment from customer	818,931	1,964,674	466,391
	31,816,499	12,810,351	3,041,033

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13	AMOUNT DUE FROM/(TO) RELATED PARTIES

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD
Trade
Amount due from Solar Bina Engineering Sdn. Bhd.	24,727	24,727	5,870
Amount due from RL Sunseap Energy Sdn. Bhd.	1,387,771	—	—
Amount due from Reservoir Link Renewable Sdn. Bhd.	390,000	3,840,451	911,680
Amount due from RL Sigma Engineering Sdn. Bhd.	—	697,677	165,620
	1,802,498	4,562,855	1,083,171
Non-trade
Amount due from Solar Bina Engineering Sdn. Bhd.	400,000	1,600,000	379,822
Amount due from Reservoir Link Energy Bhd.	217,995	217,995	51,750
	617,995	1,817,995	431,572

Amount due from related parties	2,420,493	6,380,850	1,514,742

Non-trade
Amount due to Reservoir Link Energy Bhd.	1,514,762	1,790,337	425,006
Amount due to Reservoir Link Sdn. Bhd.	258,804	258,804	61,438
Amount due to Reservoir Link Holdings Sdn. Bhd.	—	600,000	142,433
Amount due to Mr. Lee Seng Chi	394,500	465,045	110,396
Amount due to related parties	2,168,066	3,114,186	739,273

Both amount due to and from related parties is repayable on demand. Other than amount due to and from related parties that is trade nature, amount due to and from related parties is subject to interest rate of BLR + 1.5% per annum.

Material Transactions with Related Parties

Name of Related Party	Relationship to Us
Solar Bina Engineering Sdn. Bhd.	An entity where Chief Executive Officer and Director Mr. Lee Seng Chi is a common director.
Reservoir Link Energy Bhd.	Our largest shareholder.
Reservoir Link Holdings Sdn. Bhd.	A corporate shareholder of Reservoir Link Energy Bhd.
Reservoir Link Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd.
Reservoir Link Renewable Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd.
RL Sigma Engineering Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd.
Lee Seng Chi	Our Chief Executive Officer and Director
RL Sunseap Energy Sdn. Bhd.	Related company with Reservoir Link Energy Bhd.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13	AMOUNT DUE FROM/(TO) RELATED PARTIES (cont.)

	For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	Convenience Translation USD

Revenue from Solar Bina Engineering Sdn. Bhd.	74,034	—	—
Revenue from Reservoir Link Energy Bhd.	138,170	—	—
Revenue from RL Sunseap Energy Sdn. Bhd.	1,000,483	4,360,439	1,035,119
Revenue from Reservoir Link Renewable Sdn. Bhd.	(145,493)	7,368,513	1,749,202
Revenue from RL Sigma Engineering Sdn. Bhd.	—	2,940,468	698,034
Total revenue from related parties	1,067,194	14,669,420	3,482,355

Purchases from Reservoir Link Renewable Sdn. Bhd.	1,799	386,972	91,863

Expenses charged to Reservoir Link Energy Bhd.	50,188	—	—

Expenses charged by Reservoir Link Energy Bhd.	56,441	216,352	51,360

Rental payment to Mr. Lee Seng Chi	75,000	156,000	37,033

Finance cost charged by Reservoir Link Energy Bhd.	90,097	59,223	14,059
Finance cost charged by Reservoir Link Sdn. Bhd.	(26,583)	—	—
	63,514	59,223	14,059

Advances to Solar Bina Engineering Sdn. Bhd.	—	1,500,000	356,083

The related party transactions derived from the sales of renewable energy contracting services, project management fees, back charge of expenses, management fees, legal and professional fee, rental expenses, interest expenses on advances, and advances provided.

The revenue from related parties consists of sales of renewable energy and contracting services. The Group was appointed as the contractor to provide engineering, procurement, construction and commissioning works for related parties, primarily for commercial and industrial rooftop solar photovoltaic facilities.

The purchases relate to the consultancy fees for project management services provided by Reservoir Link Renewable Sdn. Bhd. for commercial and industrial rooftop solar photovoltaic facilities.

The expenses charged to Reservoir Link Energy Bhd. include back charge of expenses while the expenses charged by Reservoir Link Energy Bhd. include a one-off legal and professional fee reimbursement related to the Initial Public Offering exercise and management fees.

The Group also incurs rental expenses payable to Mr. Lee Seng Chi amounting to RM26,000 per month for the lease of the Group’s principal office.

The finance cost charged by related parties consists of interest expenses on funds advanced to the Group.

In addition, advances were provided to Solar Bina Engineering Sdn. Bhd. for its short-term working capital needs, which are expected to be settled in due course.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14	CONVERTIBLE SECURITIES PAYABLE

The amount of convertible securities payable consists of the followings:

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD
At beginning of year/period	—	—	—
Addition	—	9,931,706	2,357,675
Interest expenses	—	294,875	70,000
Conversion	—	(2,569,625)	(610,000)
At end of year/period	—	7,656,956	1,817,675

On April 22, 2025, the Company entered into a Securities Purchase Agreement with Avondale Capital, LLC, a Utah limited liability company (“Avondale”), pursuant to which the Company issue and sell to the Avondale an aggregate amount of up to USD10,000,000, representing the Company’s ordinary share.

On April 24, 2025, the Company received net proceeds of USD 1,250,000 from the initial Pre-Paid Purchase with a principal amount of USD 1,357,500, after deduction of USD 87,500 original issue discount and USD 20,000 for Avondale’s transaction costs.

On May 30, 2025, the Company received net proceeds of USD 1,000,000 from the Pre-Paid Purchase #2 and Pre-Paid Purchase #3, with an accrued original issue discount of USD 70,000.

In addition, the Company delivered 1,750,000 shares of ordinary shares as a commitment fee at closing. The Company has the right to repurchase these pre-delivery shares at USD 0.0001 per share. On June 23, 2025, Avondale purchased 785,171 shares of ordinary shares, at par value, in exchange for USD 610,000.

During the six months ended June 30, 2025, the Company charged to interest expense the amounts of USD 157,500 in connection with the discount on this security.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15	BORROWINGS

	Note	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
		RM	RM	Convenience Translation USD
Non-current liabilities
Hire purchase payables		171,382	326,870	77,595
Term loan		1,928,094	17,936,947	4,258,029
		2,099,476	18,263,817	4,335,624

Current liabilities
Bank overdraft		1,465,600	1,489,911	353,688
Hire purchase payables		78,618	176,920	41,998
Term loan		143,944	170,464	40,467
Trade financing		31,252,219	35,215,282	8,359,711
		32,940,381	37,052,577	8,795,864

Total borrowings
Bank overdraft	(a)	1,465,600	1,489,911	353,688
Hire purchase payables	(b)	250,000	503,790	119,593
Term loan	(a)	2,072,038	18,107,411	4,298,496
Trade financing	(a)	31,252,219	35,215,282	8,359,711
		35,039,857	55,316,394	13,131,488

(a) The following table sets out the carrying amount of the borrowings:

	Capacity	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	RM	Convenience Translation USD
Line of Credit
AmBank Islamic Bank – Domestic Recourse Factoring, at Base Financing Rate – 1%	10,000,000	3,692,949	4,000,000	949,555
AmBank Islamic Bank – Invoice Financing, at Base Financing Rate	30,000,000	19,502,322	19,580,418	4,648,170
AmBank Islamic Bank – Accepted Bills, at Islamic Interbank Discounting Rate + 1.50%	10,200,000	436,269	99,926	23,721
CIMB Islamic Bank – Invoice Financing, at Cost of Funds + 1.5%	14,500,000	6,257,673	6,984,300	1,657,994
CIMB Islamic Bank – Overdraft, at Base Financing Rate +0.5%	500,000	460,338	492,460	116,904
Maybank Islamic Bank – Invoice Financing, at Cost of Funds + 1.5%	5,000,000	1,363,007	2,625,323	623,222
Maybank Islamic Bank – Overdraft, at Base Financing Rate +1.0%	1,000,000	1,005,262	997,451	236,784
Sunway SCF Sdn Bhd. – Invoice Factoring	—	—	1,925,315	457,049
AmBank Islamic Bank – Term Financing, at Base Financing Rate – 1%	1,000,000	862,876	821,333	194,976
AmBank Islamic Bank – Term Financing, at Base Financing Rate – 1.75%	9,700,000	1,209,161	1,195,506	283,800
AmBank Islamic Bank – Term Financing, at Base Financing Rate – 0.75%	21,500,000	—	16,090,572	3,819,720
	103,400,000	34,789,857	54,812,604	13,011,895

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15	BORROWINGS (cont.)

The Group entered into banking facilities with AmBank Islamic Bank and is secured by:

i)	Corporate guarantee from the Group;

ii)	Corporate guarantee from Reservoir Link Energy Bhd;

iii)	Fixed deposits pledged by Founder Energy Sdn. Bhd.;

iv)	First legal charge over the escrow account, debt reserve account and sinking fund account; and

v)	Insurance policy for the Directors of the Group.

The Group entered into a banking facility with Maybank Islamic Bank and is secured by:

i)	Corporate guarantee from the Group; and

ii)	Fixed deposits pledged by Founder Energy Sdn. Bhd..

The Group entered into a banking facility with CIMB Islamic Bank and is secured by:

i)	Corporate guarantee from the Group;

ii)	Fixed deposits pledged by Founder Energy Sdn. Bhd.; and

iii)	Sinking fund account.

(b) Hire purchase payable

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD
Minimum hire purchase payment
Not later than one (1) year	90,612	197,712	46,934
Later than one (1) year and not later than five (5) years	181,213	341,173	80,990
	271,825	538,885	127,924
Less: Future interest charges	(21,825	(35,095)	(8,331)
Present value of hire purchase payment	250,000	503,790	119,593

Repayable as follows:
Non-current liabilities	171,382	326,870	77,595
Current liabilities	78,618	176,920	41,998
	250,000	503,790	119,593

The hire purchase payables of the Group bears interest of 3.19% per annum and are secured by the Group’s motor vehicle under hire purchase arrangements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15	BORROWINGS (cont.)

(c) The following table sets out the remaining maturities of the borrowings based on contractual undiscounted repayment obligations:

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD
Maturities
Within 1 year	32,940,381	37,052,578	8,795,864
1 - 5 years	930,524	6,457,619	1,532,966
More than 5 years	1,168,952	11,806,197	2,802,658
Total	35,039,857	55,316,394	13,131,488

The interest rate profile of the Group’s interest-bearing financial instruments based on their carrying amount as at the end of the reporting period are as follows based on their carrying amount as at the end of the reporting period are as follows:

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD
Fixed rate instrument
Hire purchase payables	250,000	503,790	119,593
Floating rate instrument
Bank borrowings	34,789,857	54,812,604	13,011,895
Total	35,039,857	55,316,394	13,131,488

Sensitivity analysis for variable rate instruments

Sensitivity analysis of interest rate for the floating rate instruments at the end of each reporting period, assuming all other variables remain constant, is as follows:

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
Effects of 50 basis point changes	RM	RM	Convenience Translation USD
Floating rate instrument
Bank borrowings	132,201	208,288	49,445

Sensitivity analysis for fixed rate instruments at the end of each reporting period is not presented as fixed rate instruments are not affected by changes in interest rates.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16	SHARE CAPITAL

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
Paid up capital:	Number of ordinary shares	Number of ordinary shares	RM	RM	Convenience Translation USD
At beginning of year/period	15,700,000	17,665,289	69,284	7,425,257	1,762,673
Issuance of share capital (1)	1,218,750	—	21,208,687	—	—
Issuance of share capital (2)	2,813	—	49,301	—	—
Transaction costs of share issue	—	—	(18,195,839)	(228,590)	(54,265)
Issuance of share capital (3)	743,726	—	4,293,824	—	—
Issuance of share capital (4)	—	785,171	—	2,615,680	620,933
At end of year/period	17,665,289	18,450,460	7,425,257	9,812,347	2,329,341

As of December 31, 2023, the Company has authorized 15,700,000 ordinary shares at USD 0.001. The paid up ordinary shares has no par value and carry one vote per share and carry a right to dividends as and when declared by the Company.

(1)	On October 24, 2024, 1,218,750 ordinary shares were issued in our initial public offering at USD 4.00 per ordinary share, before deduction the discounts and expenses.

(2)	On October 31, 2024, 2,813 ordinary shares were issued in our underwriters’ partial exercise of the over-allotment option, at USD 4.00 per ordinary share, before deduction the discounts and expenses.

(3)	On December 31, 2024, 743,726 ordinary shares were issued to CNP Equity Limited pursuant to the exercise of warrant as consideration for certain professional consulting service relating to the initial offering rendered to the Company.

(4)	Pursuant to the Securities Purchase Agreement dated April 22, 2025, between Avondale Capital, LLC and the Company, Avondale elected to convert a portion of its convertible securities into redemption conversion shares. On June 23, 2025, 785,171 ordinary shares were issued to Avondale, amount of USD 610,000 at a price of USD 0.7769 per share.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17	RESERVES

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD
Bargain purchases from acquisition of Founder Energy Sdn. Bhd. under common control accounted as merger reserve	1,299,996	1,299,996	308,605
Bargain purchase from acquisition of plant, equipment and inventory from Solar Bina Engineering Sdn. Bhd. under common control accounted as other reserve	355,271	355,271	84,337
Bargain purchase from acquisition of business from Solar Bina Engineering Sdn. Bhd. under common control accounted as other reserve	49,722	49,722	11,803
	1,704,989	1,704,989	404,745

18	REVENUE

	For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	Convenience Translation USD
Revenue from contract services	21,776,845	38,289,161	9,089,415
Revenue from sales of goods	7,595,546	2,507,413	595,232
Revenue from contract services – related parties	1,067,194	14,669,420	3,482,355
	30,439,585	55,465,994	13,167,002

Timing of revenue recognition:
Point in time	7,595,546	1,230,715	292,158
Over time	22,844,039	54,235,279	12,874,844
	30,439,585	55,465,994	13,167,002

Unsatisfied performance obligation	36,756,234	196,695,432	46,693,278

Revenue from contract services primarily involved in project execution, including construction, installation and integration works, testing and commissioning of our solar projects. Revenue from sales of goods involved in supply and selling of solar mounting structure, accessories and electricity.

Unsatisfied performance obligation was duly satisfied and recognized as revenue within 12 months after the reporting year end, respectively. Revenue from contract services primarily involved in project execution, including construction, installation and integration works, testing and commissioning of our solar projects. Revenue from sales of goods involved in supply and selling of parts and accessories.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19	COST OF SALE

	For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	Convenience Translation USD
Material cost	9,968,658	8,774,878	2,083,058
Construction cost	14,022,382	34,874,969	8,278,924
Staff cost	2,166,300	2,409,446	571,975
Logistic cost	722,336	643,081	152,660
Tools & machinery	114,303	537,700	127,644
Miscellaneous	1,185,657	1,333,093	316,461
Depreciation	32,485	1,029,431	244,375
Total cost of sale	28,212,121	49,602,598	11,775,097

The cost of sale incurred pertaining to revenue derived from related party is amounting to RM 12,804,754 (USD 3,039,704) (June 30, 2024: RM 1,095,340).

Included in Cost of Sale of the Group is liquidated ascertained damages charged to subcontractors amounting to RM Nil (June 30, 2024: RM 959,666).

20	EMPLOYEES SALARY AND RELATED COSTS

	For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	Convenience Translation USD
Director fees	—	407,080	96,636
Director salaries	246,850	390,000	92,582
Admin salaries	1,026,827	1,485,617	352,669
Technical staff salaries	1,418,215	1,696,953	402,837
Total	2,691,892	3,979,650	944,724

Director related expenses	137,099	327,795	77,815
Admin related expenses	653,946	584,928	138,855
Technical staff related expenses	751,407	712,493	169,138
Total	1,542,452	1,625,216	385,808

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD
Financial assets at amortized cost
Trade receivables	21,273,094	24,972,158	5,928,108
Other receivables	930,246	5,925,568	1,406,664
Amount due from related parties	2,420,493	6,380,850	1,514,742
Cash and bank balances	13,901,973	23,037,161	5,468,763
	38,525,806	60,315,737	14,318,277

Financial liabilities at amortized cost
Trade payables	(27,396,814)	(25,154,330)	(5,971,354)
Other payables and accrued liabilities	(31,816,499)	(12,810,351)	(3,041,033)
Bank and other borrowings	(35,039,857)	(55,316,394)	(13,131,488)
Amount due to related parties	(2,168,066)	(3,114,186)	(739,273)
	(96,421,236)	(96,395,261)	(22,883,148)

Foreign Currency Risk

We are exposed to foreign currency risk with transactions and balances that are denominated in currencies other than our functional currency. The currencies giving rise to this risk are primarily Chinese Yuan Renminbi (“CNY”) and United States Dollar (“USD”).   Foreign currency risk is monitored closely on an on-going basis to ensure that the net exposure is at an acceptable level.

Sensitivity analysis for foreign currency risk

We are exposed to foreign currency risk with transactions and balances that are denominated in currencies other than the respective functional currencies of Group entities. The currencies giving rise to this risk are primarily Chinese Yuan Renminbi (“CNY”) and United States Dollar (“USD”). Foreign currency risk is monitored closely on an on-going basis to ensure that the net exposure is at an acceptable level.

Our exposure to foreign currency risk based on the carrying amounts of the financial instruments at the end of the reporting period is summarized below.

	CNY	USD
As of June 30, 2025	RM	RM
Financial assets in foreign currencies
Cash and bank balances	2,154	5,281

Financial liabilities in foreign currencies
Trade payables	(2,827,265)	(870,994)
Other payables	—	(47,244)
	(2,827,265)	(918,237)

	CNY	USD
As of December 31, 2024	RM	RM
Financial assets in foreign currencies
Cash and bank balances	2,194	1,136,521

Financial liabilities in foreign currencies
Trade payables	(7,075,765)	—

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

The following table details the sensitivity analysis to a 10% change in the foreign currencies at the end of the reporting period, with all other variables held constant.

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)
	RM	RM
United States Dollar	86,376	(69,385)
Chinese Yuan Renminbi	(537,591)	(214,708)

Interest Rate Risk

We are exposed to interest rate risk as we have bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in Note 15 to the financial statements. We currently do not have an interest rate hedging policy.

Liquidity Risk

Liquidity risk arises mainly due to general funding and business activities. We practice prudent risk management by maintaining sufficient cash balances and the availability of funding through certain committed credit facilities.

The table below summarises the maturity profile of the Company’s financial liabilities as at the end of the reporting period and are based on undiscounted contractual payments:

	Carrying amount	Contractual cash flows	Within 1 year	More than 1 year and less than 2 years	More than 5 years
	RM	RM	RM	RM	RM
As of June 30, 2025
Trade payables	25,154,330	25,154,330	25,154,330	—	—
Other payables and accrued liabilities	12,810,351	12,810,351	12,810,351	—	—
Bank and other borrowings	55,316,394	61,508,674	37,516,252	12,137,677	11,854,745
Lease liabilities	611,522	650,000	312,000	338,000	—
Amount due to related parties	3,114,186	3,260,994	3,260,994	—	—
	97,006,783	103,384,349	79,053,927	12,475,677	11,854,745

	Carrying amount	Contractual cash flows	Within 1 year	More than 1 year and less than 2 years	More than 5 years
	USD	USD	USD	USD	USD
As of June 30, 2024
Trade payables	5,971,354	5,971,354	5,971,354	—	—
Other payables and accrued liabilities	3,041,033	3,041,033	3,041,033	—	—
Bank and other borrowings	13,131,488	14,601,465	8,905,935	2,881,347	2,814,183
Lease liabilities	145,169	154,303	74,065	80,238	—
Amount due to related parties	739,273	774,123	774,123	—	—
	23,028,317	24,542,278	18,766,510	2,961,585	2,814,183

	Carrying amount	Contractual cash flows	Within 1 year	More than 1 year and less than 2 years	More than 5 years
	RM	RM	RM	RM	RM
As of December 31, 2024
Trade payables	27,396,814	27,396,814	27,396,814	—	—
Other payables and accrued liabilities	31,816,499	31,816,499	31,816,499	—	—
Bank and other borrowings	35,039,857	35,668,434	33,045,385	1,289,377	1,333,672
Lease liabilities	747,819	806,000	312,000	494,000	—
Amount due to related parties	2,168,066	2,292,276	2,292,276	—	—
	97,169,055	97,980,023	94,862,974	1,783,377	1,333,672

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

Capital Risk Management

We manage our capital to ensure that entities within our Company will be able to maintain an optimal capital structure so as to support our businesses and maximize shareholders value. To achieve this objective, we may make adjustments to the capital structure in view of changes in economic conditions, such as adjusting the amount of dividend payment, returning of capital to shareholders or issuing new shares.

We manage our capital based on debt-to-equity ratio that complies with debt covenants and regulatory, if any. The debt-to-equity ratio is calculated as net debt divided by total equity. We include within net debt, loans, and borrowings from financial institutions. Capital includes equity attributable to the owners of the parent and non-controlling interest.

22	CONCENTRATION OF RISK

Customer Concentration

For the six months ended June 30, 2025, the Company generated total revenue of RM 55,465,994, of which three customers accounted for more than 10% of the Company’s total revenue.

For the six months ended June 30, 2024, the Company generated total revenue of RM 30,439,585, of which four customers accounted for more than 10% of the Company’s total revenue.

	For the six months ended
	June 30, 2024	June 30, 2025		June 30, 2024	June 30, 2025
	Revenues			Percentage of revenues
	RM	RM	USD	%	%
Customer A	9,467,487	N/A*	N/A*	31.10	N/A*
Customer B	6,570,203	N/A*	N/A*	21.58	N/A*
Customer C	5,842,660	N/A*	N/A*	19.19	N/A*
Customer D	3,503,863	N/A*	N/A*	11.51	N/A*
Customer E	N/A*	13,555,612	3,217,949	N/A*	24.44
Customer F	N/A*	7,368,513	1,749,202	N/A*	13.28
Customer G	N/A*	7,163,241	1,700,473	N/A*	12.91
Others	5,055,372	27,378,628	6,499,378	16.62	49.37
Total	30,439,585	55,465,994	13,167,002	100.00	100.00

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22	CONCENTRATION OF RISK (cont.)

The following table sets forth a summary of customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)		As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)
	Receivables			Percentage of receivables
	RM	RM	USD	%	%
Customer A	7,736,776	4,336,087	1,029,338	36.37	17.36
Customer B	5,366,239	4,888,821	1,160,551	25.23	19.58
Customer E	N/A^	3,711,756	881,129	N/A^	14.86
Customer G	N/A^	4,769,930	1,132,328	N/A^	19.10
Customer H	N/A^	2,161,314	513,072	N/A^	8.65
Others	8,170,079	5,104,250	1,211,690	38.40	20.45
Total	21,273,094	25,972,158	5,928,108	100.00	100.00

*	Revenue from relevant customer was less than 10% of the Group’s total revenue for the respective year.

^	Receivables was less than 10% of the Groups total accounts receivables for the respective year.

Vendor Concentration

For the six months ended June 30, 2025, the Company incurred cost of sale of RM 49,602,598, of which one vendor accounted for more than 10% of the Company’s total cost of sale.

For the six months ended June 30, 2024, the Company incurred cost of sale of RM 28,212,121, of which one vendor accounted for more than 10% of the Company’s total cost of sale.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22	CONCENTRATION OF RISK (cont.)

	For the six months ended
	June 30, 2024	June 30, 2025		June 30, 2024	June 30, 2025
	Cost of sales			Percentage of cost of sales
	RM	RM	USD	%	%
Vendor A	7,719,316	N/A*	N/A*	27.36	N/A*
Vendor B	N/A*	8,547,239	2,029,018	N/A*	17.23
Others	20,492,805	41,055,359	9,746,079	72.64	82.77
Total	28,212,121	49,602,598	11,775,097	100.00	100.00

The following table sets forth a summary of vendors who represent 10% or more of the Group’s total accounts payable:

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)		As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)
	Payables			Percentage of payables
	RM	RM	USD	%	%
Vendor A	7,011,530	N/A^	N/A^	25.59	N/A^
Vendor B	N/A^	N/A^	N/A^	N/A^	N/A^
Vendor C	N/A^	4,448,954	1,056,132	N/A^	17.69
Others	20,385,284	20,705,376	4,915,222	74.41	82.31
Total	27,396,814	25,154,330	5,971,354	100.00	100.00

*	Purchases from relevant vendor was less than 10% of the Group’s total cost of sale for the respective year.

^	Payables was less than 10% of the Groups total accounts payables for the respective year.

23	SEGMENT REPORTING

The group reporting is organized and managed in two major business units. All of our revenue is derived from one segment country which is in Malaysia.

The reportable segments are summarized as follows:

i)	Large-scale solar — Large-scale solar projects are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and floating and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project.

ii)	Commercial & Industrial — C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor.

Revenue from contract services primarily involved project execution, including construction, installation and integration works, testing and commissioning of our solar projects. Revenue from sales of goods involved supply and selling of solar mounting structures and accessories. Consequently, both segments contribute to revenue from contract services and sales of goods, as reflected in our disclosed financial reports.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23	SEGMENT REPORTING (cont.)

	For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025
By Business Unit	RM	RM	Convenience Translation USD
Revenue
Large Scale Solar Contract Services	18,705,854	31,310,177	7,432,683
Commercial & Industrial Contract Services	4,075,825	21,648,404	5,139,087
Large Scale Solar Sales of Goods	5,746,020	—	—
Commercial & Industrial Sales of Goods	1,911,886	2,507,413	595,232
Total revenue	30,439,585	55,465,994	13,167,002

Cost of Sales
Large Scale Solar Contract Services	(18,266,261)	(28,708,507)	(6,815,076)
Commercial & Industrial Contract Services	(3,140,653)	(18,632,087)	(4,423,047)
Large Scale Solar Sales of Goods	(5,064,522)	—	—
Commercial & Industrial Sales of Goods	(1,740,685)	(2,262,004)	(536,974)
Total cost of sales	(28,212,121)	(49,602,598)	(11,775,097)

Large Scale Solar gross profit	1,121,091	2,601,670	617,607
Commercial & Industrial gross profit	1,106,373	3,261,726	774,298
Total gross profit	2,227,464	5,863,396	1,391,905
Selling and administrative expenses	(3,454,946)	(6,127,228)	(1,454,534)
Selling and administrative expenses to related parties	(56,441)	(216,352)	(51,360)
Loss from operations before income tax	(1,283,923)	(480,184)	(113,989)

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
Total assets	RM	RM	Convenience Translation USD
Large Scale Solar segment	49,139,582	51,498,736	12,225,219
Commercial & Industrial segment	33,956,854	23,083,016	5,479,648
Total of reportable segments	83,096,436	74,581,752	17,704,867
Corporate and other	31,195,694	47,390,780	11,250,037
Consolidated total assets	114,292,130	121,972,532	28,954,904

Total liabilities	RM	RM	Convenience Translation USD
Large Scale Solar segment	21,362,655	16,445,691	3,904,021
Commercial & Industrial segment	29,714,895	12,621,562	2,996,217
Total of reportable segments	51,077,550	29,067,252	6,900,238
Corporate and other	46,093,102	75,596,487	17,945,754
Consolidated total liabilities	97,170,652	104,663,739	24,845,992

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

24	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

For the details on future minimum lease payments under the non-cancelable operating leases as of June 30, 2025, please refer to Note 7 to the Consolidated Financial Statements.

Capital commitments

Capital expenditure as at the end of the reporting period is as follows:

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
	RM	RM	Convenience Translation USD
Not later than one year
Capital expenditure:
Plant and equipment	7,103,190	26,230	6,227

25	SUBSEQUENT EVENTS

The Group evaluated all events and transactions that occurred after June 30, 2025 up through the date of report, which is the date that these consolidated financial statements are available for distribution. Other than the event disclosed below:

(a)

On July 16, 2025, the Company amended and restated memorandum and articles of association to include a dual class share structure and the creation of two new classes of shares, being A (Class A Shares) and B (Class B Shares), both with no par value which rank pari passu as to distributions (including on a liquidation), and provide for enhanced voting rights at a rate of twenty-to-one in favour of the Class B Shares.

The share designations state that the 2,000,000 Ordinary Shares registered in the name of Mr. Lee Seng Chi and Reservoir Energy Link Bhd shall be redesignated as Class B Shares and the remaining Ordinary Shares in issue shall be redesignated as Class A Shares respectively.

(b)	On September 15, 2025, Founder Assets Sdn. Bhd. acquired 49% equity interest in RL Sunseap Energy Sdn. Bhd. for a total purchase consideration of RM1,916,649.80. The investment is classified as associate given the Company has significant influence over the financial and operating policy decisions of RL Sunseap Energy Sdn. Bhd.